15045606

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
FEB 25 2015
Washington DC

| SEC FILE NUMBER |
|---|
| 8-67638 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EDGE CORPORATE FINANCE, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1380 W. PACES FERRY RD., SUITE 1000
(No. and Street)

ATLANTA (City) GA (State) 30327 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WILLIAM A MANER 404-890-7703
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WARREN AVERETT GH&I LLC
(Name – *if individual, state last, first, middle name*)

SIX CONCOURSE PARKWAY, STE 600 (Address) ATLANTA (City) GA (State) 30338 (Zip Code)

**CHECK ONE:**

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

TG 2/26/15
2/27/15

# OATH OR AFFIRMATION

I, WILLIAM A MANER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EDGE CORPORATE FINANCE, LLC, as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____________________________________

____________________________________

____________________________________

Signature

CEO

Title

Notary Public

Rick Floress
NOTARY PUBLIC
Gwinnett County, GEORGIA
My Commission Expires
2/21/2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# EDGE CORPORATE FINANCE, LLC

Financial Statements
And
Supplementary Information
As of and for the Year Ended December 31, 2014
With
Report of Independent Registered Public
Accounting Firm

## Contents

Warren Averett
CPAs AND ADVISORS

6 Concourse Parkway, Suite 600
Atlanta, GA 30328-5351
770.396.1100
warrenaverett.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Edge Corporate Finance, LLC

We have audited the accompanying financial statements of Edge Corporate Finance, LLC (a Georgia corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statement of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Edge Corporate Finance, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Edge Corporate Finance, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I, Computation of Net Capital Under Rule 15c3-1 and Schedule II, Other Information have been subjected to audit procedures performed in conjunction with the audit of Edge Corporate Finance, LLC's financial statements. The supplemental information is the responsibility of Edge Corporate Finance, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Warren Averett, LLC

Atlanta, GA
February 19, 2015

# EDGE CORPORATE FINANCE, LLC
# STATEMENT OF FINANCIAL CONDITION
# DECEMBER 31, 2014

## ASSETS

| | | |
|---|---|---|
| **Current Assets** | | |
| Cash | $ | 201,098 |
| Accounts receivable | | 10,780 |
| Other investments | | 100 |
| Prepaid expenses - related party (Note C) | | 147,661 |
| Other assets | | 10,681 |
| **TOTAL ASSETS** | $ | 370,320 |

## LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| **Current Liabilities** | | |
| Accounts payable | $ | 40,223 |
| Accounts payable - related party | | 30,000 |
| Total liabilities | | 70,223 |
| **Member's Equity** | | 300,097 |
| **TOTAL LIABILITIES AND MEMBER'S EQUITY** | $ | 370,320 |

The accompanying notes are an integral part of these financial statements.

## EDGE CORPORATE FINANCE, LLC
## STATEMENT OF OPERATIONS
## FOR THE YEAR ENDED DECEMBER 31, 2014

| | | |
|---|---|---|
| REVENUES | | |
| Investment banking | $ | 4,653,500 |
| Other revenues | | 2,023 |
| Total revenue | | 4,655,523 |
| OPERATING EXPENSES | | |
| Compensation and benefits | | 4,536,614 |
| IT, data and communications | | 44,791 |
| Professional services | | 25,130 |
| Occupancy and equipment | | 24,064 |
| Management fees | | 15,000 |
| Licenses and registrations | | 12,110 |
| Other expenses | | 13,951 |
| Total operating expenses | | 4,671,660 |
| NET LOSS | $ | (16,137) |

The accompanying notes are an integral part of these financial statements.

**EDGE CORPORATE FINANCE, LLC**
**STATEMENT OF CHANGES IN MEMBER'S EQUITY**
**FOR THE YEAR ENDED DECEMBER 31, 2014**

| | | Total |
|---|---|---|
| Balance, December 31, 2013 | $ | 318,098 |
| Capital distributions | | (1,864) |
| Net loss | | (16,137) |
| Balance, December 31, 2014 | $ | 300,097 |

The accompanying notes are an integral part of these financial statements.

# EDGE CORPORATE FINANCE, LLC
## STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDED DECEMBER 31, 2014

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | |
| Net loss | $ (16,137) |
| Adjustments to reconcile net loss to net cash provided by operating activities: | |
| Accounts receivable | 394 |
| Prepaid expenses- related party | 23,541 |
| Other assets | 490 |
| Accounts payable | 29,288 |
| Accounts payable - related party | (9,932) |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | 27,644 |
| CASH FLOWS FROM FINANCING ACTIVITIES: | |
| Capital distributions | (1,864) |
| NET CASH USED IN FINANCING ACTIVITIES | (1,864) |
| NET INCREASE IN CASH | 25,780 |
| CASH AT BEGINNING OF YEAR | 175,318 |
| CASH AT END OF YEAR | $ 201,098 |

The accompanying notes are an integral part of these financial statements.

## EDGE CORPORATE FINANCE, LLC
## NOTES TO FINANCIAL STATEMENTS
## December 31, 2014

### NOTE A—DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business: Edge Corporate Finance, LLC (the "Company") was organized in the state of Georgia on October 9, 2007 as a licensed broker dealer to provide merger and acquisition advisory services and to raise capital as an agent in private placements. Edge Corporate Finance, LLC is a single member LLC owned 100% by Edge Capital Partners, LLC ("Parent").

Use of Estimates: Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash Concentration: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents. The Company maintains its cash deposits at a regional financial institution. Deposits at times may have exceeded federally insured limits.

Accounts Receivable: The Company uses the allowance method to account for uncollectible accounts receivable. Management continually monitors the collectibility of its customer accounts; when indications arise that an amount is not likely to be collected, it is charged to the allowance for doubtful accounts. Accounts are considered past due when they are 90 days old. As of December 31, 2014, management reviewed the status of accounts receivable and determined that an allowance for doubtful accounts was not necessary.

Valuation of Investments: All securities are held for indefinite periods of time and are classified as available for sale and carried at fair value. The fair value of each investment in the portfolio is determined at that balance sheet date.

Revenue Recognition: The Company uses the accrual method of accounting and recognizes revenue when there is evidence of an arrangement, the services have been provided, the revenue is fixed and determinable and collectibility is reasonably assured. Investment banking and referral fees arise from activities for which the Company acts as an agent and fees are earned from providing merger and acquisition, private placement, and other financial services. These fees are recognized at the time the transactions are completed and the income is fixed and determinable.

Concentrations: For the year ended December 31, 2014, three clients represented 99.9% of the Company's revenue.

Income Taxes: The Company's income or loss is reported on the member's tax return. Accordingly, the financial statements do not include a provision for income taxes.

Management does not believe there are any uncertain tax positions as defined by Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740 *Accounting for Income Taxes*. The Company could be subject to income tax examinations for its U.S. Federal and state tax filings for tax years 2013, 2012, and 2011, which are still open under the statute of limitations.

## NOTE A—DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Subsequent Events: The Company has evaluated events and transactions that occurred between December 31, 2014 and February 19, 2015, which is the date the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

## NOTE B – FAIR VALUE OF FINANCIAL INSTURMENTS

FASB ASC 820, *Fair Value Measurements*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for securities owned as of December 31, 2014.

| | Fair Value Measurements | Level 1 Valuation | Level 2 Valuation | Level 3 Valuation |
|---|---|---|---|---|
| Non-Marketable securities | $ 100 | $ - | $ - | $ 100 |

Fair values for assets in Level 3 are calculated using assumptions about discounted cash flow and other present value techniques.

Roll forward of Level 3 investments:

| | |
|---|---|
| Balance, beginning of year | $ 100 |
| Unrealized gain (loss) | - |
| Balance, end of year | $ 100 |

## EDGE CORPORATE FINANCE, LLC
## NOTES TO FINANCIAL STATEMENTS
## December 31, 2014

### NOTE C—RELATED PARTY TRANSACTIONS

The Company has an expense sharing arrangement with its Parent whereby certain operating expenses are paid by Parent on the Company's behalf. The Company then reimburses Parent for these expenses. Personnel costs related to employees who are assigned to the Company for a portion of their time are prorated based on the amount of time required. Other operating costs are allocated based on estimated usage. Allocated expenses amounted to $322,397 during the year ended December 31, 2014.

In August of 2009 the Company entered into an agreement with Edge Healthcare Partners, LLC (Edge Healthcare) where Edge Healthcare agreed to provide certain consulting, management and other related services to the Company. Management fees paid to Edge Healthcare amounted to $15,000 during the year ended December 31, 2014. As of December 31, 2014, the Company also has a payable of $30,000 resulting from this agreement.

In 2014, the Company prepaid $270,764 of shared expenses for 2014 and 2015. The balance of the prepaid asset is $147,661 at December 31, 2014.

### NOTE D—NET CAPITAL REQUIREMENT

As a registered broker-dealer under the Securities and Exchange Commission ("SEC") and member of the Financial Industry Regulatory Authority ("FINRA"), the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Company is required to maintain minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

Net capital and aggregate indebtedness change from day-to-day, but as of December 31, 2014, the Company had net capital of $130,875, which exceeded the minimum net capital requirement of $5,000 by $125,875. The Company's ratio of aggregate indebtedness to net capital was 0.53 to 1.

### NOTE E-CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2014.

EDGE CORPORATE FINANCE, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2014

| | | |
|---|---|---|
| COMPUTATION OF NET CAPITAL | | |
| Total member's equity | $ | 300,097 |
| Deduction for non-allowable assets: | | |
| Accounts receivable | | 10,780 |
| Other investments | | 100 |
| Other assets | | 158,342 |
| Net capital | $ | 130,875 |
| COMPUTATION OF AGGREGATE INDEBTEDNESS | | |
| Accounts payable | $ | 70,223 |
| Total aggregate indebtedness | $ | 70,223 |
| COMPUTATION OF MINIMUM NET CAPITAL REQUIREMENT | | |
| Net capital | $ | 130,875 |
| Minimum net capital to be maintained (greater of $5,000 or 6 2/3% of total aggregate indebtedness) | | 5,000 |
| Net capital in excess of requirement | $ | 125,875 |
| Percentage of aggregate indebtedness to net capital | | 53.66% |

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2014

There is no significant difference between net capital reported in Part IIA of the unaudited Form X-17A-5 as of December 31, 2014 as filed on January 27, 2015 and net capital as reported above.

## EDGE CORPORATE FINANCE, LLC
## SCHEDULE II
## OTHER INFORMATION

### A) COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

### B) INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

### C) STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS AS OF DECEMBER 31, 2014

The statement of changes in liabilities subordinated to claims of general creditors has been omitted since Edge Corporate Finance, LLC had no such liabilities outstanding at the beginning of the year, during the year or at year end.

February 19, 2015

**EDGE** Capital Partners
1380 W. Paces Ferry Road
Suite 1000
Atlanta, GA 30327
404.890.7707

**EXEMPTION REPORT**
**SEA RULE 17a-5(d)(4)**

Warren Averett
Six Concourse Parkway
Suite 600
Atlanta, GA 30338

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

Edge Corporate Finance, LLC is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(i) of SEA Rule 15c3-3, the Company is claiming an exemption from SEA Rule 15c3-3 for the fiscal year ended December 31, 2014.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed: ______________

Name: Rick Floress

Title: CCO

Warren Averett
CPAs AND ADVISORS

6 Concourse Parkway, Suite 600
Atlanta, GA 30328-5351
770.396.1100
warrenaverett.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Edge Corporate Finance, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Edge Corporate Finance, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Edge Corporate Finance, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provision") and (2) Edge Corporate Finance, LLC stated that Edge Corporate Finance, LLC met the identified exemption provision throughout the most recent fiscal year without exception. Edge Corporate Finance, LLC's management is responsible for compliance with the exemption provision and its statement.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Edge Corporate Finance, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Warren Averett, LLC

Atlanta, GA
February 19, 2015

Warren Averett
CPAs AND ADVISORS

6 Concourse Parkway, Suite 600
Atlanta, GA 30328-5351
770.396.1100
warrenaverett.com

# INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of Edge Corporate Finance, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Edge Corporate Finance, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Edge Corporate Finance, LLC's compliance with the applicable instructions of Form SIPC-7. Edge Corporate Finance, LLC's management is responsible for Edge Corporate Finance, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries 1500016918, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31,2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and the general ledger, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and the general ledger noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, we noted no overpayment on Form SIPC-7.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

*Warren Averett, LLC*

WARREN AVERETT, LLC

Atlanta, Georgia
February 19, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

# General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended DECEMBER 31, 20 14
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067638
EDGE CORPORATE FINANCE, LLC
1380 W. PACES FERRY RD.
SUITE 1000
ATLANTA, GA 30327

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

RICK ALVAREZ (770) 263-7300

2. A. General Assessment (item 2e from page 2) $11,639

B. Less payment made with SIPC-6 filed (exclude interest) (266)
7/29/14
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 11,373

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $11,373

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $11,373

H. Overpayment carried forward $( 0 )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

EDGE CORPORATE FINANCE, LLC
(Name of Corporation, Partnership or other organization)

Will l. M... II
(Authorized Signature)

Dated the 9 day of Feb, 20 15.

CEO
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JAN 1, 20 14
and ending DEC 31, 20 14
Eliminate cents

| Item No. | |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $4,655,522 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | 0 |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ | |
| Enter the greater of line (i) or (ii) | 0 |
| Total deductions | 0 |
| 2d. SIPC Net Operating Revenues | $4,655,522 |
| 2e. General Assessment @ .0025 | $11,639 |
| | (to page 1, line 2.A.) |